UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 5, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Company")

SIBANYE GOLD DECLARES UPDATED MINERAL RESOURCES and MINERAL RESERVES

Westonaria, 5 February 2015: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) has declared updated Group Mineral Resources and Mineral Reserves, as at 31 December 2014.

Highlights:

- Gold Mineral Reserves at the Group operations increased by 2.1Moz or 12% to 19.9Moz, from 17.8Moz declared at December 2013, despite depletion of 1.7Moz in 2014

- Underground gold Mineral Reserves increased by 2.3Moz (14%), net of depletion, following the successful conclusion of feasibility studies on various organic growth projects at the operations

- A maiden gold Mineral Resource of 8.9Moz has been declared at the Burnstone project, following significant revision of the available data and geological model

- Sibanye will continue to review recently acquired projects in accordance with Group protocols and procedures and assessing possible synergies which may exist with its current operations

The 12% increase in declared gold Mineral Reserves at the Group's operations is primarily a result of an additional 1.7Moz of gold Mineral Reserves being declared at the Kloof 4 and Driefontein 5 shafts, following the completion of pre-feasibility studies on below infrastructure "drop-down projects". Development of these projects will substantially enhance the life of these key operations. Definitive feasibility studies for these projects are in progress and will be completed during 2015. An additional 1Moz from so-called "secondary reefs" and "white areas" were also declared at the Kloof and Driefontein operations. Studies to bring more of these Resources to account are ongoing.

Neal Froneman commented: "It is extremely pleasing to see our operating strategy taking effect. Significant improvements in the quality of mining and cost control at our operations in the last two years, have facilitated a further increase in our Mineral Reserve base at our key operations".

Summary Gold Mineral Resources and Mineral Reserves as at 31 December 2014[1]

Gold	Mineral Resources					Mineral Reserves			
	31 Dec 2014			31 Dec 2013		31 Dec 2014			31 Dec 2013
	Tons	Grade	Gold	Gold		Tons	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)		(Mt)	(g/t)	(Moz)	(Moz)
Operations					Operations				
Beatrix UG	54.7	5.6	9.788	9.177	Beatrix UG	27.0	4.1	3.598	3.543
Cooke UG	95.6	5.4	16.475	18.987	Cooke UG	11.9	4.8	1.841	1.839
Driefontein UG	63.2	11.2	22.755	21.103	Driefontein UG	32.1	7.0	7.228	5.907
Kloof UG	60.7	14.9	29.106	30.132	Kloof UG	26.2	8.0	6.706	5.777
Surface	35.5	0.5	0.533	0.813	Surface	32.7	0.5	0.504	0.715
Operations Total	309.7	7.9	78.657	80.212	Operations Total	129.9	4.8	19.878	17.781
Projects					Projects				
Beisa North[2]	14.8	3.4	1.619	1.546	Beisa North[2]				
Bloemhoek[3]	28.3	4.7	4.297	14.000	Bloemhoek[3]				5.400
Burnstone	54.1	5.1	8.890		Burnstone				
De Bron Merriespruit[4]	28.3	4.4	4.022	10.900	De Bron Merriespruit[4]	17.4	3.7	2.088	3.100
Hakkies & Robijn[5]				15.600	Hakkies & Robijn[5]				
WRTRP	709.0	0.3	6.459	6.475	WRTRP	709.0	0.3	6.459	6.422
Projects Total	834.5	0.9	25.287	48.521	Projects Total	726.4	0.4	8.547	14.922
Grand Total Underground & Surface	1144.2	2.8	103.944	128.733	Grand Total Underground & Surface	856.3	1.0	28.425	32.703

1. Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications.
2. The 2013 Mineral Resource at Beisa North is based on a Technical Report National Instrument 43-101 Technical Report, in accordance with Form 43-101F1 on behalf of Wits Gold, as compiled by ExplorMine Consultants on 30 June 2009. The Competent Persons who prepared the statement were Andre Deiss BSc (Hons), Pr.Sci.Nat (Consulting Geologist), and Bill Northrop BSc (Hons), MSc, PhD, GDE, Pr.Sci.Nat., FGSSA, FSAIMM (Consulting Geostatistician) and Garth Mitchell BSc (Hons), BCom, Pr.Sci.Nat., MSAIMM, MGSSA (Consulting Geologist). A U3O8 cut-off of 50cm.kg/t has been applied to determine the Mineral Resources.
3. The 2013 Bloemhoek project Mineral Resources and Mineral Reserves are based on a Technical Report National Instrument 43-101 Technical Report, in accordance with Form 43-101F1 on behalf of Wits Gold, compiled by Turnberry Projects (Pty) Ltd in September 2009. The Qualified Persons (QP) for the preparation of this Pre-Feasibility Study report are Gordon Cunningham and Timothy Spindler. The total gold Mineral Resources and Mineral Reserves at these projects was determined at a cut-off of 300cm.g/t.
4. The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of the De Bron Merriespruit Project Mineral Reserves as at 20 August 2013, is Mr. JHK Hudson, Principal Engineer employed by Royal HaskoningDHV. The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of the De Bron Merriespruit Project gold Mineral Resources as at 20 August 2013, is Mr. G Gilchrist, BSc (Hons) Geology, MGSSA, Pr.Sci.Nat. The total gold Mineral Resources and Mineral Reserves at these projects were determined at a cut-off of 300cm.g/t. This Mineral Resource and Mineral Reserve statement was declared by Wits Gold and was deemed compliant with the SAMREC Code.
5. The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of the 2013 Hakkies and Robijn Projects Mineral Resources as at 6 September 2013, is Mr. M Burnett, Principal Consultant at Snowden. The total gold Mineral Resource at these projects were determined at a cut-off of 300cm.g/t. This Mineral Resource and Mineral Reserve statement as declared by Wits Gold, was deemed compliant with the SAMREC Code.

Summary uranium Mineral Resources and Mineral Reserves as at 31 December 2014[1]

Uranium	Mineral Resources				Uranium	Mineral Reserves			
	31 Dec 2014			31 Dec 2013		31 Dec 2014			31 Dec 2013
	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)		Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Operations					Operations				
Beatrix (Beisa)	11.4	1.074	26.968	25.658	Beatrix (Beisa)				
Cooke	53.9	0.559	66.385	50.861	Cooke	4.6	0.378	3.827	5.416
Operations Total	65.2	0.649	93.353	76.519	Operations Total	4.6	0.378	3.827	5.416
Projects					Projects				
Beisa North	14.8	1.084	35.373	47.840	Beisa North				
Bloemhoek				20.900	Bloemhoek				
De Bron Merriespruit				12.800	De Bron Merriespruit				
Hakkies & Robijn				26.300	Hakkies & Robijn				
WRTRP	700.8	0.064	98.653	97.931	WRTRP	700.8	0.064	98.653	97.411
Projects Total	715.6	0.085	134.026	205.771	Projects Total	700.8	0.064	98.653	97.411
Grand Total Underground & Surface	780.8	0.132	227.379	282.290	Grand Total Underground & Surface	705.4	0.066	102.480	102.827

1 Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications.

2 Refer to previous table for details of the 31 December 2013 declaration for the Wits Gold acquisition projects

Projects

A maiden gold Mineral Resource of 54.1Mt at an average grade of 5.1g/t (8.9Moz) at the recently acquired Burnstone project has been declared. The geological model at the Burnstone project has been significantly revised after extensive re-logging of existing surface boreholes, combined with additional information from infill drilling and a thorough review of all data. The revised geological model is consistent with the characteristics of similar orebodies in the East Rand Basin, affording greater confidence in the interpretation and underpinning the gold Mineral Resource estimate.

Mineral Resources and Mineral Reserves at the Company's West Rand Tailings Retreatment Project ("WRTRP") remain largely unchanged year-on-year. This project is currently the subject of a definitive feasibility study that will be completed during the March 2015 quarter.

Since acquiring Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") in May 2014, Sibanye has thoroughly reviewed the geological and life of mine models of the De-Bron Merriespruit, Bloemhoek, Beisa North and Hakkies and Robijn projects in the

Southern Free State and re-estimated the Mineral Resources, in accordance with the Group's protocols and procedures.

At the De-Bron Merriespruit project, the application of Sibanye's resource estimation protocols and procedures resulted in gold Mineral Resources declining from 10.9Moz to 4.0Moz. Gold Mineral Reserves also declined from 3.1Moz to 2.1Moz. The gold Mineral Reserves for the De-Bron Merriespruit project were based on the original feasibility study previously conducted by Royal HaskoningDHV in 2013 and modified taking additional information into account. During 2015, Sibanye intends undertaking a full review of this feasibility study with a view to optimising any potential synergies with the Beatrix Operations.

New geological models, incorporating borehole data from both Wits Gold and Beatrix, has resulted in an updated geological model for the Bloemhoek project. Together with the application of Sibanye's more conservative Resource estimation protocols and higher cut-off grades, this has resulted in gold Mineral Resources decreasing from 14.0Moz to 4.3Moz. The Group is reviewing the economic viability of accessing part of the Bloemhoek Resource through the existing Beatrix underground infrastructure. No gold Mineral Reserves will be declared on the Bloemhoek project until these studies have been completed.

Sibanye also successfully commenced with uranium production at its Cooke Operation during 2014. The additional information derived during mining, combined with revised uranium Mineral Resource estimates resulted in uranium Mineral Resources and Reserves increasing at the Cooke 1 to 3 operations. At Cooke 4, uranium Mineral Reserves were negatively impacted due to a reduction in ore reserve development arising from the Section 189 process. This will be reconsidered subject to ongoing operational profitability.

The uranium Mineral Resources contained at Beatrix's Beisa project increased marginally to 27.0Mlb. The application of Sibanye's Mineral Resource estimation and declaration protocols resulted in a decrease in the uranium Mineral Resource at Beisa North from 47.8Mlb to 35.4Mlb.

Detailed gold Mineral Resources and Mineral Reserves as at 31 December 2014

Gold	Mineral Resources		Gold	Mineral Reserves	
	31 Dec 2014	31 Dec		31 Dec 2014	31 Dec

				2013					2013
	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Operations					Operations				
Beatrix UG					Beatrix UG				
Measured AI	18.5	6.4	3.792	3.092	Proved AI	13.0	4.1	1.706	1.836
Indicated AI	32.0	5.2	5.332	4.399	Probable AI	14.0	4.2	1.892	1.706
Inferred AI	0.0	3.3	0.004	0.566					
Total AI	50.5	5.6	9.128	8.058	Total AI	27.0	4.1	3.598	3.543
Indicated BI	4.2	4.9	0.660	1.119	Probable BI				
Beatrix - Total Underground	54.7	5.6	9.788	9.177	Beatrix - Total Underground	27.0	4.1	3.598	3.543
Driefontein UG					Driefontein UG				
Measured AI	21.5	11.9	8.229	7.542	Proved AI	12.1	7.0	2.716	2.467
Indicated AI	10.5	12.1	4.088	3.351	Probable AI	14.4	7.3	3.387	3.440
Inferred AI	1.1	16.0	0.550	0.315					
Total AI	33.1	12.1	12.867	11.208	Total AI	26.6	7.1	6.103	5.907
Indicated BI	29.5	10.2	9.684	9.694	Probable BI	5.5	6.3	1.126	
Inferred BI	0.7	9.4	0.204	0.201					
Total BI	30.1	10.2	9.888	9.895	Total BI	5.5	6.3	1.126	
Driefontein-Total Underground	63.2	11.2	22.755	21.103	Driefontein-Total Underground	32.1	7.0	7.228	5.907
Kloof UG					Kloof UG				
Measured AI	20.7	14.5	9.618	8.636	Proved AI	11.3	8.1	2.932	3.599
Indicated AI	1.9	12.6	0.775	2.232	Probable AI	12.8	7.9	3.243	2.178
Total AI	22.6	14.3	10.393	10.868	Total AI	24.1	8.0	6.175	5.777
Indicated BI	19.2	13.8	8.538	8.983	Probable BI	2.1	7.9	0.532	
Inferred BI	19.0	16.7	10.175	10.281					
Total BI	38.1	15.3	18.713	19.264	Total BI	2.1	7.9	0.532	
Kloof - Total Underground	60.7	14.9	29.106	30.132	Kloof - Total Underground	26.2	8.0	6.706	5.777
Cooke 1, 2 & 3 UG					Cooke 1, 2 & 3 UG				
Measured AI	6.5	10.8	2.243	5.772	Proved AI	6.4	5.0	1.035	0.830
Indicated AI	26.9	6.9	5.991	3.529	Probable AI	0.7	5.6	0.122	0.380
Inferred AI	6.0	5.7	1.101	1.900					
Total AI	39.4	7.4	9.334	11.202	Total AI	7.1	5.1	1.157	1.210
Indicated BI	40.7	3.1	3.998						
Cooke 1, 2 & 3 - Total Underground	80.1	5.2	13.332	11.202	Cooke 1, 2 & 3 - Total Underground	7.1	5.1	1.157	1.210
Cooke 4 UG					Cooke 4 UG				
Measured AI	0.2	5.5	0.029	0.411	Proved AI	3.7	4.3	0.520	0.132
Indicated AI	12.7	6.3	2.572	3.804	Probable AI	1.1	4.5	0.164	0.497
Inferred AI	2.6	6.4	0.542	3.570					

Cooke 4 - Total Underground	15.5	6.3	3.142	7.785	Cooke 4 - Total Underground	4.9	4.4	0.685	0.629
Operations - Total Underground	274.2	8.9	78.124	79.398	Operations - Total Underground	97.2	6.2	19.374	17.065
Surface Rock Dumps (SRD) and Tailings Storage Facilities (TSF)					Surface Rock Dumps (SRD) and Tailings Storage Facilities (TSF				
Beatrix (Indicated)	6.2	0.4	0.071	0.134	Beatrix (Probable)	6.2	0.4	0.071	0.088
Randfontein Surface (Measured)	7.3	0.4	0.086	0.200	Randfontein Surface (Proved)	7.3	0.4	0.086	0.190
Randfontein Surface (Indicated)	2.2	0.4	0.028	0.072	Randfontein Surface (Probable)	2.2	0.4	0.028	0.040
Randfontein Surface (Inferred)				0.011					
Driefontein (Indicated)	6.8	0.6	0.125	0.150	Driefontein (Probable)	6.8	0.6	0.125	0.150
Kloof (Indicated)	13.1	0.5	0.223	0.246	Kloof (Probable)	10.3	0.6	0.194	0.246
Operations - Total Surface	35.5	0.5	0.533	0.813	Operations - Total Surface	32.7	0.5	0.504	0.715
UG projects					UG projects				
Beisa North					Beisa North				
Indicated	14.8	3.4	1.619	1.546					
Beisa North Total	14.8	3.4	1.619	1.546	Beisa North Total				
Bloemhoek					Bloemhoek				
Indicated	27.4	4.7	4.163	10.600	Probable				5.400
Inferred	0.9	4.9	0.135	3.400					
Bloemhoek Total	28.3	4.7	4.297	14.000	Bloemhoek Total				5.400
Burnstone					Burnstone				
Indicated	25.4	5.3	4.350						
Inferred	28.7	4.9	4.540						
Burnstone Total	54.1	5.1	8.890		Burnstone Total				
De Bron Merriespruit					De Bron Merriespruit				
Indicated	23.0	4.5	3.307	7.500	Probable	17.4	3.7	2.088	3.100
Inferred	5.3	4.2	0.715	3.400					
De Bron Merriespruit Total	28.3	4.4	4.022	10.900	De Bron Merriespruit Total	17.4	3.7	2.088	3.100
Hakkies & Robijn					Hakkies & Robijn				
Indicated				5.400					
Inferred				10.200					
Hakkies & Robijn Total				15.600	Hakkies & Robijn Total				
Projects - Total Underground	125.5	4.7	18.828	42.046	Projects - Total Underground	17.4	3.7	2.088	8.500
Surface projects					Surface projectsw				
WRTRP					WRTRP				
Measured	656.7	0.3	5.935	5.951	Proved				

Indicated	52.3	0.3	0.524	0.524	Probable	709.0	0.3	6.459	6.422
Projects - Total Surface	709.0	0.3	6.459	6.475	Projects - Total Surface	709.0	0.3	6.459	6.422
Projects Total	834.5	0.9	25.287	48.521	Projects Total	726.4	0.4	8.547	14.922
Grand Total Underground & Surface	1144.2	2.8	103.944	128.733	Grand Total Underground & Surface	856.3	1.0	28.425	32.702

Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed material

Cut-off grades have been calculated in accordance with the SEC guidelines and approximate the historical two to three-year average commodity prices. A Mineral Reserve gold price of R420 000/kg, and a Mineral Reserve uranium long-term/contract price of R1,110/kg has been used. The Mineral Resources of the commodities were declared at a premium of ten percent over the Mineral Reserve metal price.

Uranium Mineral Resources and Mineral Reserves summary as at 31 December 2014

Uranium	Mineral Resources				Uranium	Mineral Reserves			
	31 Dec 2014			31 Dec 2013		31 Dec 2014			31 Dec 2013
	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)		Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Operations					Operations				
Beatrix UG					Beatrix UG				
Measured AI	3.6	1.086	8.548		Proved AI				
Indicated AI	7.8	1.069	18.330	13.867	Probable AI				
Inferred AI	0.0	1.101	0.090	11.791					
Beatrix - Total Underground	11.4	1.074	26.968	25.658	Beatrix - Total Underground				
Cooke 1, 2 & 3 UG					Cooke 1, 2 & 3 UG				
Measured AI	2.2	0.512	2.457	17.828	Proved AI	2.6	0.322	1.814	0.920
Indicated AI	7.5	0.598	9.871	10.755	Probable AI	0.2	0.408	0.187	0.930
Inferred AI				2.203					
Total AI	9.7	0.579	12.328	30.785	Total AI	2.8	0.329	2.001	1.850
Indicated BI	35.9	0.555	43.984						
Cooke 1, 2 & 3 - Total Underground	45.6	0.560	56.312	30.785	Cooke 1, 2 & 3 - Total Underground	2.8	0.329	2.001	1.850
Cooke 4 UG					Cooke 4 UG				
Measured AI	0.2	0.398	0.143	4.174	Proved AI	1.5	0.475	1.574	1.209
Indicated AI	7.0	0.600	9.213	6.211	Probable AI	0.3	0.345	0.252	2.357
Inferred AI	1.1	0.288	0.717	9.691					
Cooke 4 - Total Underground	8.3	0.553	10.073	20.075	Cooke 4 - Total Underground	1.8	0.452	1.826	3.566
Operations - Total Underground	65.2	0.649	93.353	76.519	Operations - Total Underground	4.6	0.378	3.827	5.416
UG projects					UG projects				
Beisa North					Beisa North				

Inferred	14.8	1.084	35.373	47.840					
Beisa North Total	**14.8**	**1.084**	**35.373**	**47.840**	**Beisa North Total**				
Bloemhoek					**Bloemhoek**				
Inferred				20.900					
Bloemhoek Total				**20.900**	**Bloemhoek Total**				
De Bron Merriespruit					**De Bron Merriespruit**				
Indicated				8.200					
Inferred				4.600					
De Bron Merriespruit Total				**12.800**	**De Bron Merriespruit Total**				
Hakkies & Robijn					**Hakkies & Robijn**				
Inferred				26.300					
Hakkies & Robijn Total				**26.300**	**Hakkies & Robijn Total**				
Projects - Total Underground	**14.8**	**1.084**	**35.373**	**107.840**	**Projects - Total Underground**				
Surface projects					**Surface projects**				
WRTRP					**WRTRP**				
Measured	648.5	0.062	88.717	87.995	Proved				44.320
Indicated	52.3	0.086	9.936	9.936	Probable	700.8	0.064	98.653	53.091
Projects - Total Surface	**700.8**	**0.064**	**98.653**	**97.931**	**Projects - Total Surface**	**700.8**	**0.064**	**98.653**	**97.411**
Projects Total	**715.6**	**0.085**	**134.026**	**205.771**	**Projects Total**	**700.8**	**0.064**	**98.653**	**97.411**
Grand Total Underground & Surface	**780.8**	**0.132**	**227.379**	**282.290**	**Grand Total Underground & Surface**	**705.4**	**0.066**	**102.480**	**102.827**

Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant

Cut-off grades have been calculated in accordance with the SEC guidelines and approximate the historical two to three-year average commodity prices. A Mineral Reserve gold price of R420 000/kg, and a Mineral Reserve uranium long-term/contract price of R1,110/kg has been used. The Mineral Resources of the commodities were declared at a premium of ten percent over the Mineral Reserve metal price.

Reconciliation of Gold Mineral Reserves (only for gold which is the main commodity)

	Gold (Moz)
Gold Mineral Reserves as at 31 December 2013	**32.702**
2014 depletion	(1.723)
Gold Mineral Reserves post depletion	**30.979**
Changes in geology structure	(0.018)
Changes in Mineral Resource estimation models	0.806
Specific Inclusions:	
• Secondary reefs	0.587
• White areas	0.391
• Driefontein 5 Shaft Decline Project	1.126
• Kloof 4 Shaft Decline Project	0.532
• Deposition to WRTRP	0.037
Specific exclusions:	

• Bloemhoek excluded	(5.400)
• De Bron Merriespruit mining volume	(1.012)
• Surface areas excluded due to becoming uneconomic	(0.051)
Technical Factors	0.448
Gold Mineral Reserves at 31 December 2014	**28.425**

Corporate governance

Sibanye Gold reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 (Oct 2008) of the Johannesburg Stock Exchange (JSE) listing requirements and the Securities and Exchange Commission (SEC) Industry Guide 7 and is aligned to the guiding principles of the Sarbanes-Oxley (SOX) Act of 2002. Guided by the commitment to corporate governance, the statement has been independently reviewed by CJM Consulting (Pty) Ltd (Mineral Resources) and by Royal HaskoningDHV (Mineral Reserves), and has been found to be compliant with the relevant codes. No material shortcomings were identified of the processes by which the Sibanye Gold Mineral Resources and Mineral Reserves were evaluated.

The Mineral Resources and Mineral Reserves are estimates at a point in time, and will be affected by fluctuations in the gold price, US dollar currency exchange rates, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.

All statement figures are managed, and Mineral Resources are reported inclusive of Mineral Reserves, while production volumes are reported in metric tons (t). Gold and uranium are reported separately, therefore no gold equivalents are stated to avoid potential anomalies because of year-on-year metal price differentials. All financial models used to determine the Mineral Reserves are based on current tax regulations at 31 December 2014.

The lead Competent Person designated in terms of SAMREC, who take responsibility for the consolidation and reporting of Sibanye Gold's Mineral Resources and Mineral Reserves and of the overall regulatory compliance of these figures is Mr. Gerhard Janse van Vuuren, who gave his consent for the disclosure of the C2015 Mineral Resource and Mineral Reserve Statement. Mr Janse van Vuuren [BTech (MRM), GDE (Mining Eng.), MBA and MSCoC] is registered with Plato (PMS No 243) and has 27 years' experience relative to the type and style of mineral deposit under consideration. He is the current Vice President: Mine Planning and Mineral Resource Management and is a full time employee of Sibanye Gold.

The respective business unit based Mineral Resource Managers, relevant project managers and the respective Mineral Resource

Management discipline heads have been designated as the Competent Persons in terms of SAMREC and take responsibility for the reporting of Mineral Resources and Mineral Reserves for their respective area(s) of responsibility. Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves Supplement that will be published in conjunction with the 2014 Sibanye Gold Integrated Report.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 5, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer

water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.